123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

May 14, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Ms. Amy Geddes and Ms. Aamira Chaudhry

Division of Corporation Finance, Office of Trade & Services

100 F Street, NE

Washington, DC 20549

RE:AutoZone, Inc.

Form 10-K for Fiscal Year Ended August 29, 2020

File No. 001-10714

Filed October 26, 2020

Dear Ms. Geddes and Ms. Chaudhry,

AutoZone, Inc. (the “Company”) respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 29, 2020. Below is our response to the comment in your letter dated May 7, 2021. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Form 10-K for the Fiscal Year Ended August 29, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Reconciliation of Non-GAAP Measures: Adjusted After-tax ROIC and Adjusted Debt to EBITDAR, page 38

1.	We note your response to our prior comment #1. We understand that the “excess cash” arose as a result of unique circumstances related COVID-19. We further note your belief that in post-pandemic periods you do not expect to maintain excess cash and therefore do not expect to present debt or average debt, net of excess cash or average excess cash, respectively. However, it is not appropriate to present and label your amounts as “debt” and “average debt” with titles that are similar to GAAP titles. If you present these measures in future filings, please revise your disclosure accordingly. Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K for further guidance.

AutoZone Response:

1

In future filings, the Company will not present debt or average debt, net of excess cash or average excess cash.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AutoZone, Inc.

By:/s/ JAMERE JACKSON

Jamere Jackson

Chief Financial Officer and Executive Vice President

Finance and Store Development